Contact

www.linkedin.com/in/gwsheng (LinkedIn)

Top Skills

Entrepreneurship
Leadership
Social Media

Languages

English (Full Professional)
Chinese (Limited Working)

Honors-Awards

All-American Track & Field Athlete
News 12 Scholar Athlete Award
National Forensics League State Qualifier
Google's Solve For X

Eric Sheng

Co-Founder @ Aquaria
New York City Metropolitan Area

Summary

Currently thinking about how we can solve the world's water crisis. First step: Drinking water

Experience

Aquaria

Co-Founder & COO
March 2021 - Present (2 years 3 months)
New York, United States

Aquaria is the global leader in atmospheric water generation. We're focused on democratizing sustainable access to clean drinking water through solutions requiring zero infrastructure, minimal Capex and rapid deployment to the world's most water poor populations. Aquaria makes water out of thin air, intelligently solving the world environmental potable water crisis — one saved plastic bottle at a time.

Aquaria believes in intelligent innovation for the good, to create impactful solutions and to guarantee safe access to clean drinking water, everywhere.

Beam Coffee

Founder
May 2019 - June 2021 (2 years 2 months)
New York, New York

Beam is a tech-coffee company serving coffee through its robotic barista - the Beam Smart Cafe. Our mission is to make specialty coffee more accessible, convenient, and an experience enjoyable daily.

Beam is reimagining coffee retail for the connected age: beamcoffee.io

Starta Ventures

Beam: Starta Ventures Batch 10 Company
September 2020 - January 2021 (5 months)
New York, New York, United States

Shenzhen FND Air & Water Technology Development Co., Ltd
International Business Development
August 2015 - December 2019 (4 years 5 months)
Shenzhen, Guangdong, China

Creating a sustainable source of drinking water for people everywhere. FND's mission is to solve the global water crisis and since its founding, has become the global leader in Atmospheric Water Generation technology. It has brought its technology to assist with South Africa's "Day Zero" crisis, to Saudi Arabia as an alternative to desalination, and to many more countries around the globe.

Red Bull
Brand Manager
August 2016 - January 2018 (1 year 6 months)
Philadelphia, Pennsylvania, United States

Giving wings to people and ideas all over the world. Since joining the company in August 2016, Red Bull has expanded their line with more than 10 new Editions and grown its engagement with a multitude of series, such as Bracket Reel Snow and Can You Make It?.

Huarong International Financial Holdings
Financial Analyst Intern
May 2016 - July 2016 (3 months)

Investment banking division of China's largest asset management firm. In 2016, Huarong led a $2.5B note offering for a Chinese commercial bank that brought in investors from over 50 countries.

URI Investment Fund
Financial Analyst Intern
June 2014 - August 2014 (3 months)

URI is a premier private equity investment management firm that offers comprehensive solutions for its investors, and has 20+ years of successful IPOs and exits

Education

The Wharton School
Bachelors of Science in Economics · (2015 - 2019)

Syosset High School
 · (2012 - 2015)